

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

George Freeman
Chairman, President, and Chief Executive Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, VA 23235

> **Re: Universal Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2022**
> **Filed May 27, 2022**
> **File No. 001-00652**

Dear George Freeman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services